Filed by Thunder Bridge II Surviving Pubco, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thunder Bridge II Surviving Pubco, Inc.

and Thunder Bridge Acquisition II, Ltd.

(SEC File No. 333-252374)

As previously announced, Thunder Bridge Acquisition II, Ltd. (“Thunder Bridge II”) announced a proposed business combination (the “Business Combination”) between Thunder Bridge II and Ay Dee Kay LLC d/b/a indie Semiconductor (“indie Semiconductor”). Below are the transcripts of recorded telephone messages that may be distributed by Thunder Bridge II and its external proxy solicitor on or about May 19, 2021:

“Hi, this is Morrow Sodali, the proxy solicitor of Thunder Bridge Acquisition II, Ltd. The company’s upcoming Extraordinary General Meeting is currently scheduled for June 9, 2021. You are a shareholder of the Company as of the record date for the meeting, May 10, 2021 and we are calling to let you know that you should be receiving your proxy material soon and are asking that you vote as soon as you receive your material. The agenda items include the approval of the business combination with indie Semiconductor among other select Charter and governance proposals. We ask that you vote all voting instruction forms you receive from your broker. We will also be reaching out to you in the next couple of days to make sure you received your material and answer any questions you may have. Thank you in advance for voting and for your investment in Thunder Bridge II.”

“Hi, this is Gary A. Simanson, Chief Executive Officer of Thunder Bridge Acquisition II, Ltd. Our records show that you are a shareholder in the Company as of the record date of May 10, 2021. I am calling to ask you to vote ‘For’ the proposals on the proxy at our upcoming Extraordinary General Meeting, currently scheduled for June 9, 2021. The agenda items include the approval of the business combination with indie Semiconductor among other select Charter and governance proposals. The voting requirements to approve a number of these proposals is significant and requires the attention from our entire shareholder base.  Your vote is truly critical no matter how many or how few shares you own. We ask you vote all voting instruction forms you receive from your broker. If you have questions or need assistance in voting your shares, you can contact your broker or you may contact our proxy solicitation firm at 877-787-9239, once again 877-787-9239. Thank you in advance for voting and have a great day.”

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination, on January 25, 2021, Thunder Bridge Acquisition II filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (SEC File No. 252374) (the “Form S-4”), which includes a proxy statement/prospectus, which was amended on March 23, May 4, May 10, and May 12, 2021. The Form S-4 was declared effective on May 14, 2021, and the definitive proxy statement/prospectus and other proxy materials are being mailed to Thunder Bridge Acquisition II’s shareholders of record as of the close of business on May 10, 2021. Before making any voting or investment decision, Thunder Bridge Acquisition II’s shareholders and other interested persons are urged to read the Form S-4, as amended, the definitive proxy statement/prospectus included in the Form S-4, and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials contain important information about indie, Thunder Bridge Acquisition II and the proposed business combination. The documents filed by Thunder Bridge Acquisition II with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov or by directing a request to Thunder Bridge Acquisition II, Ltd., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia, 22066, Attention: Secretary, or by calling (202) 431-0507.

Participants in the Solicitation

indie Semiconductor and Thunder Bridge Acquisition II and their respective directors and executive officers and certain other members of management and employees may be deemed “participants” in the solicitation of proxies from Thunder Bridge Acquisition II shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Thunder Bridge Acquisition II or indie Semiconductor is set forth in the proxy statement/prospectus for the proposed business combination included in the Form S-4, which is available at www.sec.gov. Information about Thunder Bridge Acquisition II’s directors and executive officers and their ownership of Thunder Bridge Acquisition II ordinary shares is set forth in Thunder Bridge Acquisition II prospectus, dated August 9, 2019 and in the proxy statement/prospectus included in the Form S-4, as may be modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filings. These documents can be obtained free of charge from www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities nor shall it constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about our intentions to merge with Thunder Bridge Acquisition II; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. In addition to factors previously disclosed in Thunder Bridge Acquisition II’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the delay in obtaining Nasdaq approval of the transaction; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of Thunder Bridge Acquisition II’s shareholders; and other risks and uncertainties indicated in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in Thunder Bridge Acquisition II’s other filings with the SEC. Indie cautions that the foregoing list of factors is not exclusive.

All information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication except as required by law.